Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Novadaq Technologies Inc. (“Novadaq”)

2585 Skymark Avenue,

Suite 306

Mississauga, Ontario

Canada, L4W 4L5

Item 2	Date of Material Change

April 9, 2012

Item 3	Press Release

The press release with respect to the material change described in this material change report was issued by Novadaq through Marketwire on April 9, 2012.

Item 4	Summary of Material Change

On April 9, 2012, Novadaq announced that it had completed the closing of its previously announced public offering of 6,100,000 common shares at a price US$5.75 per share. Prior to the closing, the underwriters exercised in full the option to purchase an additional 915,000 common shares at a price of US$5.75 per share solely to cover over-allotments. Gross proceeds and net proceeds from the offering were approximately US$40.3 million and US$36.9 million respectively.

Item 5	Full Description of Material Change

On April 9, 2012, Novadaq announced that it had completed the closing of its previously announced public offering of 6,100,000 common shares at a price US$5.75 per share. Prior to the closing, the underwriters exercised in full the option to purchase an additional 915,000 common shares at a price of US$5.75 per share solely to cover over-allotments.

Gross proceeds from the offering were approximately US$40.3 million. After the underwriting commissions and other offering expenses, Novadaq received net proceeds of approximately US$36.9 million. Piper Jaffray & Co. and Stifel Nicolaus Weisel served as joint book-running managers for the offering, and JMP Securities LLC and Rodman & Renshaw, LLC served as co-managers for the offering. The common shares described above were sold by Novadaq in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus and prospectus supplement filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec.

Novadaq intends to use the net proceeds from this offering to fund the investments required to commercialize PINPOINT, the minimally invasive version of the Company’s SPY technology, and for general corporate purposes including funding potential future acquisitions, capital expenditures, the procurement of raw material supply and for future research and development of new product hardware, and new imaging molecules such as those required for nerve imaging.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

(905) 629-3822 ext: 218

dmartin@novadaq.com

Item 9	Date of Report

April 10, 2012